January 6, 2006

      Mail Stop 4561


Donald T. Locke
Chief Financial Officer
Summus, Inc.
434 Fayetteville Street, Suite 600
Raleigh, North Carolina 27601

Re:	Summus, Inc.
      Preliminary Proxy Materials on Schedule 14A
      Registration No. 0-29625
      Filed on December 28, 2005

Dear Mr. Locke:

      This is to advise you that we have limited our review of the Preliminary Proxy Materials on Schedule 14A noted above and have the following comment:

1. Please revise your materials with respect to Proposal 2 to disclose why Summus, Inc. is changing its name to Oasys Mobile, Inc.
When you revise, please indicate whether the name change is related to a change in the company`s business plan.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call me at (202) 551-3415.


      Sincerely,



      Paul Fischer
      Attorney Advisor



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Summus, Inc.
January 6, 2006
Page 2